UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62059/May 7, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13834

In the Matter of	
:	
BFA LIQUIDATION TRUST, :	
BIG DOG PARTNERS, INC., :	
BIG FUN TOYS, INC., :	ORDER MAKING FINDINGS AND
BILLY DEAD, INC., :	REVOKING REGISTRATIONS BY
BILTMORE VACATION RESORTS, INC. :	DEFAULT AS TO EIGHT
(N/K/A ABSOLUTESKY, INC.), :	RESPONDENTS
BIOIMMUNE, INC., :	
BIOSECURE CORP., :	
BRAZOS SPORTSWEAR, INC. :	
(N/K/A MARINAS INTERNATIONAL, INC.), :	
BRIDGE TECHNOLOGY, INC., :	
BRIGHTCUBE, INC., and :	
B.U.M. INTERNATIONAL, INC. :	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on March 24, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents are each corporations with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file required periodic reports.

The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that all Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by March 26, 2010. Respondents' Answers were due ten days from the date of service. See OIP at 4; 17 C.F.R. § 201.220(b). Respondents were put on notice in the OIP and in Orders issued on April 13, 26, and 28, 2010, that failure to file an Answer would be grounds for finding them in default.[1]

A telephonic prehearing conference was held on April 28, 2010, in which Biltmore Vacation Resorts, Inc. (n/k/a AbsoluteSKY, Inc.), and BrightCube, Inc., participated with the

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[1] The proceeding has ended as to BioImmune, Inc., which entered into a settlement with the Commission. BFA Liquidation Trust, Exchange Act Release No. 62024 (May 4, 2010).

Division, and this proceeding is still pending as to them. During the prehearing conference, the Division represented that representatives for BFA Liquidation Trust (BFA) and Billy Dead, Inc. (Billy Dead), had stated to the Division that each company would accept a ruling by default.

Since the remaining eight Respondents have not filed Answers, appeared at the prehearing conference, or otherwise defended the proceeding, they are in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f), .221(f). Accordingly, the following allegations of the OIP are deemed to be true as to them. See 17 C.F.R. § 201.155(a).

BFA (CIK No. 1140513) is an Arizona corporation located in Phoenix, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). BFA is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2005.

Big Dog Partners, Inc. (Big Dog) (CIK No. 1105870), is a permanently revoked Nevada corporation located in Arvada, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Big Dog is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on June 6, 2001.

Big Fun Toys, Inc. (Big Fun) (CIK No. 1101177), is a void Delaware corporation located in Malibu, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Big Fun is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $4,700 for the prior three months.

Billy Dead (CIK No. 1227153) is a void Delaware corporation located in Los Angeles, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Billy Dead is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2004, which reported a net loss of $5,349 for the prior three months.

BioSecure Corp. (BioSecure) (CIK No. 856979) is a Nevada corporation located in Newport Beach, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).   BioSecure is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended December 31, 2001.

Brazos Sportswear, Inc. (n/k/a Marinas International, Inc.) (Brazos) (CIK No. 856711), is a dissolved Delaware corporation located in Cincinnati, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Brazos is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 3, 1998, which reported a net loss of $24,409,000 for the prior forty weeks. On January 21, 1999, Brazos filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, and the case was terminated on January 21, 2004.

As of March 18, 2010, Brazos' stock (symbol MNSI) was traded on the over-the-counter markets.

Bridge Technology, Inc. (Bridge) (CIK No. 1048273), is a revoked Nevada corporation located in Garden Grove, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Bridge is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2003, which reported a net income of $17,630 for the prior three months. On June 21, 2004, Bridge filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, and the case was still pending as of March 18, 2010. As of March 18, 2010, Bridge's stock (symbol BRDG) was traded on the over-the-counter markets.

B.U.M. International, Inc. (B.U.M.) (CIK No. 865886), is a dissolved Nevada corporation located in Rancho Dominguez, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). B.U.M. is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 1, 1995, which reported a net loss of $12,352,000 for the prior nine months.

In addition to their repeated failures to file timely periodic reports, these Respondents have also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, each of these eight Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of the Respondents noted above.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of BFA Liquidation Trust, Big Dog Partners, Inc., Big Fun Toys, Inc., Billy Dead, Inc., BioSecure Corp., Brazos Sportswear, Inc. (n/k/a Marinas International, Inc.), Bridge Technology, Inc., and B.U.M. International, Inc., are hereby REVOKED.

_____
Robert G. Mahony
Administrative Law Judge